Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268478

PROSPECTUS SUPPLEMENT NO. 5

(To the Prospectus dated April 3, 2023)

Granite Ridge Resources, Inc.

123,671,585 Shares of Common Stock
10,349,975 Shares of Common Stock issuable
upon the exercise of Warrants

This prospectus supplement supplements the prospectus, dated April 3, 2023 (as supplemented or amended, the “Prospectus”) of Granite Ridge Resources, Inc. (the “Company” or “Granite Ridge”), which forms a part of our registration statement on Form S-1 (No. 333-268478). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2023. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to an aggregate of 10,349,975 shares of common stock, $0.0001 par value (the “Granite Ridge common stock”) that may be issued upon exercise of warrants to purchase Granite Ridge common stock at an exercise price of $11.50 per share (the “Granite Ridge warrants”) and (ii) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 123,671,585 shares of Granite Ridge common stock

Granite Ridge common stock and Granite Ridge warrants are listed on the New York Stock Exchange under the symbols “GRNT” and “GRNT WS,” respectively. On June 16, 2023, the closing price of Granite Ridge common stock was $6.58 per share and the closing price of Granite Ridge warrants on June 16, 2023 was $1.53 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under applicable federal securities laws, and as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated June 20, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2023

Granite Ridge Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41537	88-2227812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5217 McKinney Avenue, Suite 400 Dallas, Texas	75205
(Address of principal executive offices)	(Zip Code)

(214) 396-2850

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GRNT	New York Stock Exchange
Warrants to purchase Common Stock, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	GRNT.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on May 19, 2023, Granite Ridge Resources, Inc., a Delaware corporation (“Granite Ridge” or the “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), which warrants trade on the New York Stock Exchange under the symbol “GRNT.WS” (the “Warrants”). The Company offered to all holders of the Warrants the opportunity to receive 0.250 shares of Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company solicited consents from holders of the Warrants to amend that certain Warrant Agreement, dated as of September 15, 2020, by and between Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), and Continental Stock Transfer & Trust Company, as warrant agent (“Continental”), as amended on March 24, 2021, by and between ENPC and Continental, and as assigned pursuant to the Assignment, Assumption and Amendment Agreement, dated as of October 24, 2022, by and between Granite Ridge, ENPC and Continental (as amended and assigned, the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on June 16, 2023. The Company has been advised that 9,887,035 Warrants (including 279,161 Warrants tendered through guaranteed delivery), or approximately 95.5% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before June 22, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the approval of parties representing approximately 95.5% of the outstanding Warrants to enter into the Warrant Amendment, which exceeds the threshold of 50% of the outstanding Warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental entered into the Warrant Amendment, dated June 20, 2023, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each Warrant that is outstanding upon the closing of the Offer for 0.225 shares of Common Stock per warrant (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as July 5, 2023.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03	Material Modification to Rights of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.07	Submission of Matters to a Vote of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.07.

Item 8.01	Other Events.

On June 20, 2023, the Company issued a press release announcing the final results of the Offer and Consent Solicitation and the Company’s entry into the Warrant Amendment. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

No Offer or Solicitation

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation were made only through, and pursuant to the terms and conditions set forth in, the Company’s Schedule TO, prospectus/offer to exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO, prospectus/offer to exchange, and related letter of transmittal.

A registration statement on Form S-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) registering the Common Stock issuable in the Offer and the Post-Offer Exchange was declared effective by the SEC on June 16, 2023.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected acceptance by the Company of all validly tendered Warrants for exchange, the closing of the Offer and Consent Solicitation, and the consummation of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s registration statement on Form S-4/A, filed June 5, 2023, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1*	Amendment No. 2 to Warrant Agreement, dated June 20, 2023, by and between Granite Ridge Resources, Inc. and Continental Stock Transfer & Trust Company.
99.1*	Press Release of Granite Ridge Resources, Inc., dated as of June 20, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE RIDGE RESOURCES, INC.

Date: June 20, 2023	By:	/s/ Luke C. Brandenberg
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer

Exhibit 10.1

AMENDMENT NO. 2 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of June 20, 2023 by and between Granite Ridge Resources, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York Corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of September 15, 2020, between Executive Network Partnering Corporation (“ENPC”) and the Warrant Agent as amended by (i) Amendment No. 1 to Warrant Agreement, dated as of March 24, 2021, between ENPC and the Warrant Agent (as amended, the “ENPC Warrant Agreement”) and (ii) that certain Assignment, Assumption and Amendment Agreement, dated October 24, 2022 (the “Warrant Agreement Amendment and Assignment”), by and among the Company, ENPC and the Warrant Agent (as so amended, the “Existing Warrant Agreement”). Pursuant to the Warrant Agreement Amendment and Assignment, ENPC assigned all its rights, title and interest in the ENPC Warrant Agreement to the Company and the Company agreed to perform all applicable obligations thereunder. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement upon the approval by the holders of at least 50% of the then outstanding Public Warrants that vote on the modification or amendment, after at least 10 days’ notice that an amendment is being sought.

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for shares of common stock, on the terms and subject to the conditions set forth herein;

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of each of the then-outstanding Public Warrants consented to and approved this Amendment; and

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.             Amendments of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a) a new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 The Business Combination. On October 24, 2022, the business combination was consummated by and among the Company, ENPC, ENPC Merger Sub, Inc., a Delaware corporation, GREP Merger Sub, LLC, a Delaware limited liability company and GREP Holdings, LLC, a Delaware limited liability company (the “Business Combination”). Upon the consummation of the Business Combination, as provided in Section 4.4 herein, the Warrants were no longer exercisable for shares of common stock of ENPC and instead became exercisable for shares of Common Stock of the Company.

6A.2 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then-outstanding Warrants, as described in Section 6A.3 below, for shares of common stock (or any Alternative Issuance pursuant to Section 4.4), at the exchange rate of 0.225 shares of common stock (or any Alternative Issuance pursuant to Section 4.4) for each Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the shares of common stock). In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by $6.58.

6A.3 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than 15 days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.4 Exercise After Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1 of this Agreement, with an adjustment to the definition of “Fair Market Value” to substitute the date on which the notice of exchange is sent for the date on which the notice of exercise is received) at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.3 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

2.             Miscellaneous Provisions.

2.1            Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2

2.2            Counterparts. This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.3            Effect of Headings. The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.4            Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable terms or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.5            Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signatures follow on next page]

3

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Erika Young
Name:	Erika Young
Title:	Vice President

[Signature Page to Amendment No. 2 to Warrant Agreement]

Exhibit 99.1

FOR IMMEDIATE RELEASE

June 20, 2023

Granite Ridge Resources, Inc. Announces Successful Warrant Exchange Offer

DALLAS, T.X. – June 20, 2023 – Granite Ridge Resources, Inc. (“Granite Ridge” or the “Company”) (NYSE: GRNT; GRNT.WS), a scaled, non-operated oil & gas exploration and production company, today announced the expiration and results of its previously disclosed exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase shares of common stock of the Company, par value $0.0001 per share (the “common stock”), which warrants trade on The New York Stock Exchange (the “NYSE”) under the symbol “GRNT.WS” (the “warrants”). The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on June 16, 2023. The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future.

The Company has been advised that 9,887,035 warrants (including 279,161 warrants tendered through guaranteed delivery), or approximately 95.5% of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before June 22, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the approval of parties representing approximately 95.5% of the outstanding warrants to amend the warrant agreement that governs the warrants (such amendment, the “Warrant Amendment”), which exceeds the threshold of 50% of the outstanding warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated June 20, 2023, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.225 shares of common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as July 5, 2023.

As a result of the completion of the Offer and the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the warrants will be suspended from trading on the New York Stock Exchange and will be delisted upon completion of the Post-Offer Exchange. The shares of common stock will continue to be listed and trade on the New York Stock Exchange under the symbol “GRNT.” Following completion of the Offer, there are approximately 135,148,232 shares of common stock outstanding (an increase of approximately 1.86% from prior to the closing of the Offer) and following completion of the Post-Offer Exchange there will be approximately 135,252,393 shares of common stock outstanding (an increase of approximately 1.94% from prior to the closing of the Offer and the Post-Offer Exchange).

The Company engaged BofA Securities as the dealer manager for the Offer and Consent Solicitation, D.F. King & Co., Inc. as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company as the exchange agent for the Offer and Consent Solicitation.

About Granite Ridge Resources, Inc.

Granite Ridge Resources, Inc. (NYSE: GRNT) is a scaled, non-operated oil & gas exploration and production company. We own a portfolio of wells and top-tier acreage across the Permian and four other prolific unconventional basins across the United States. Rather than drill wells ourselves, we increase asset diversity and decrease overhead by investing in a smaller piece of a larger number of high-graded wells drilled by proven public and private operators. We create value by generating sustainable full-cycle risk adjusted returns for investors, offering a rewarding experience for Granite Ridge’s team, and delivering reliable energy solutions to all – safely and responsibly.

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Forward-Looking Statements

This press release contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts included in this release regarding the expected acceptance by Granite Ridge of all validly tendered Warrants for exchange, the closing of the Offer and Consent Solicitation, the consummation of the Post-Offer Exchange, Granite Ridge’s business strategy, and plans and objectives of management for future operations are forward-looking statements. When used in this release, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “continue,” “anticipate,” “target,” “could,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future production and sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond Granite Ridge’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: the ability to recognize the anticipated benefits of the business combination, Granite Ridge’s financial performance following the business combination, changes in Granite Ridge’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans, changes in current or future commodity prices and interest rates, supply chain disruptions, infrastructure constraints and related factors affecting our properties, ability to acquire additional development opportunities or make acquisitions, changes in reserves estimates or the value thereof, operational risks including, but not limited to, the pace of drilling and completions activity on our properties, changes in the markets in which Granite Ridge competes, geopolitical risk and changes in applicable laws, legislation, or regulations, including those relating to environmental matters, cyber-related risks, the fact that reserve estimates depend on many assumptions that may turn out to be inaccurate and that any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of the Granite Ridge’s reserves, the outcome of any known and unknown litigation and regulatory proceedings, legal and contractual limitations on the payment of dividends, limited liquidity and trading of Granite Ridge’s securities, acts of war or terrorism and market conditions and global, regulatory, technical, and economic factors beyond Granite Ridge’s control, including the potential adverse effects of the COVID-19 pandemic, or another major disease, affecting capital markets, general economic conditions, global supply chains and Granite Ridge’s business and operations, and increasing regulatory and investor emphasis on environmental, social and governance matters.

Granite Ridge has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond Granite Ridge’s control. Granite Ridge does not undertake any duty to update or revise any forward-looking statements, except as may be required by the federal securities laws.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact information

Media

IR@GraniteRidge.com

(214) 396-2850